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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TOWER AUTOMOTIVE, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
891707 10 1
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	891707 10 1	13G	Page	2	of	6 Pages
Amendment No. 1

1	NAMES OF REPORTING PERSONS: The Northwestern Mutual Life Insurance Company

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	39-0509570

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Wisconsin

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,541,000

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,541,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,541,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IC

CUSIP No.	891707 10 1	13G	Page	3	of	6 Pages
Amendment No. 1

Item 1
(a)	Name of Issuer: Tower Automotive, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 27175 Haggerty Road, Novi, MI 48377

Item 2
(a)	Name of Person Filing: The Northwestern Mutual Life Insurance Company

(b)	Address of Principal Business Office: 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202

(c)	Citizenship or Place of Organization: Wisconsin

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 891707 10 1

Item 3	If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or Dealer registered under Section 15 of the Act

(b)	☐ Bank as defined in section 3(a)(6) of the Act

(c)	☑ Insurance company as defined in section 3(a)(19) of the Act

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940

(e)	☐ An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E)

(f)	☐ An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F)

(g)	☐ A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G)

CUSIP No.	891707 10 1	13G	Page	4	of	6 Pages
Amendment No. 1

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐ Group, in accordance with section 240.13d-1(b)(1)(ii)(J)

Item 4	Ownership
     (a) Amount Beneficially Owned: 2,541,000 shares. This amount consists of 2,310,000 shares of Common Stock which may be acquired by conversion of 5.75% Convertible Senior Debentures due May 15, 2024 (the “Convertible Debentures”). Northwestern Mutual may be deemed to be the indirect beneficial owner of the balance of such shares as follows: 231,000 shares of Common Stock which may be acquired by conversion of the Convertible Debentures owned by The Northwestern Mutual Life Insurance Company Group Annuity Separate Account (“GASA”).
     Northwestern Investment Management Company, LLC, a wholly owned company of Northwestern Mutual, serves as an investment advisor to Northwestern Mutual and GASA and it shares voting and investment power with respect to all of the aforementioned holdings. Northwestern Investment Management Company, LLC’s principal place of business is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. It is organized under Delaware law.
(b)	Percent of Class: 4.2%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,541,000

CUSIP No.	891707 10 1	13G	Page	5	of	6 Pages
Amendment No. 1
(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,541,000

Item 5	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A

Item 8	Identification and Classification of Members of the Group: N/A

Item 9	Notice of Dissolution of Group: N/A

Item 10	Certification
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	891707 10 1	13G	Page	6	of	6 Pages
Amendment No. 1
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 6, 2006

THE NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY
By:	/s/ Robert J. Berdan
Robert J. Berdan
Vice President, General Counsel and Secretary